

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2011

Via E-mail
Marshall O. Larsen
Chairman and Chief Executive Officer
Goodrich Corporation
Four Coliseum Centre
2730 West Tyvola Road
Charlotte, NC 28217

> **Re: Goodrich Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 27, 2011**
> **File No. 001-00892**

Dear Mr. Larsen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Summary, page 1

Goodrich Common Stock, page 4

1. Please also disclose here that the listing of the shares of Goodrich's public stock on the NYSE will terminate.

Questions and Answers About the Special Meeting and Merger, page 9

How do Goodrich directors and executive officers intend to vote, page 9

2. Please also disclose in an appropriate place in the Question and Answer section the percentage of Goodrich shares owned by UTC.

Proposals to be Considered at the Special Meeting, page 13

Solicitation Costs, page 19

3. We note that proxies may be solicited in person, by telephone or by electronic means. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

The Merger, page 19

Background of the Merger, page 19

4. We note your disclosure that on August 2, 2011 your Board discussed with management and the financial advisors the possibility of contacting other third parties that might potentially be interested in a transaction with Goodrich. We also note your financial advisors beliefs that of potentially interested third parties most did not have a current interest or the financial capability to effect an acquisition of Goodrich at a higher price than UTC proposed. Please revise to clarify in greater detail your Board's reasons for not pursuing this option. Additionally, to the extent any other strategic alternatives were considered by your Board, such as other strategic partnerships, merger or acquisition transactions, please revise this section to discuss in greater detail if, or when, those alternatives were considered and for what reason those alternatives were not considered or pursued.

5. In regards to the August 2, 2011 meeting, please explain how the Board determined the $135 to $140 per share price it would be willing to discuss with UTC.

6. Please also explain why the Board concluded it was willing to discuss an all-cash transaction versus the mix of cash and UTC stock that UTC had been offering.

Goodrich's Reasons for the Merger, page 26

7. We note your disclosure in the second paragraph that "[t]he board also considered various material factors that are discussed below. The discussion in this section is not intended to be an exhaustive list of the information and factors considered by the Board." Please revise the second paragraph to clarify that all material factors are discussed in this section.

8. We note the sixth bullet point, which discusses a review of possible alternatives to the sale of Goodrich. Please revise to expand to discuss any alternatives considered to the merger.

Opinion of Our Financial Advisors, page 30

9. Please provide us with copies of the board books and any other materials prepared by your financial advisors. Also, provide us with copies of the engagement letters.

10. Please revise the discussions of the various financial analyses used by Credit Suisse and Citi so that the recipients of the proxy statement can understand exactly what each analysis indicates. As a general matter, for each included financial analysis, please provide sufficient explanation of each step of the analysis and the conclusion such that an investor will understand how the analysis supports a conclusion that the transaction is fair from a financial point of view. We offer some additional guidance in the comments below.

Opinion of Credit Suisse Securities (USA) LLC, page 30

11. We note your disclosure in the Selected Companies Analyses section on page 32 and Selected Acquisition Analysis section on page 33 that the selected companies and transactions, respectively, were selected because they, or the target companies, were deemed to be similar to Goodrich in one or more respects, including the nature of their business, size, diversification, financial performance and geographic concentration. Please revise each section to discuss in greater detail the criteria used to select the comparable companies and transactions. In this regard, we note that both Credit Suisse's and Citi's comparable companies and transaction analyses selected similar companies and transactions which appears to suggest the existence of identifiable and quantifiable criteria or general selection parameters. Additionally, we also note your disclosure in each section that certain comparable companies and transactions were not used. Please revise each section to discuss in greater detail the reasons why these comparable companies and transactions were not used. Please also revise the Opinion of Citigroup Global Markets Inc. section on page 34 in a similar manner.

Selected Acquisition Analysis, page 33

12. We note that the selected transactions had EV/LTM EBITDA multiples ranging from 5.8x to 15.1x. We also note that Credit Suisse applied a multiple range of 11.0x to 14.0x to corresponding financial data for Goodrich to calculate the implied valuation reference range per share of your common stock. Please revise to explain why Credit Suisse applied this multiple range.

Miscellaneous, page 34

13. Please revise to quantify any fees paid to Credit Suisse and its affiliates relating to any material relationship that existed during the past two years between you and your affiliates and Credit Suisse and its affiliates. Refer to Item 1015(b)(4) of Regulation M-A.

Opinion of Citigroup Global Markets Inc., page 34

14. Refer to the Selected Transactions Analysis section on page 37 and Selected Public Companies Analysis section on page 38. We note the various financial multiples for the selected companies and transactions disclosed in each section. We also note that Citi applied certain multiple ranges to corresponding financial data for Goodrich to calculate the implied valuation reference range per share of your common stock in each section. Please revise each section to explain why Citi applied these various multiple ranges.

Certain Financial Information, page 39

15. We note that Goodrich disclosed its 2011-2016 financial forecast with representatives of UTC at an August 5, 2011 meeting and that those financial projections included those provided on page 41. Please revise to disclose all of the financial projections provided to UTC or clarify that these were the only projections provided to UTC.

Interests of Goodrich Directors and Executive Officers in the Merger, page 41

Treatment of Deferred Compensation Awards, page 43

16. Please revise to discuss in greater detail and quantify the aggregate amounts to be paid to your non-employee directors pursuant to your Outside Director Phantom Share Plan and Director's Phantom Share Plan as a result of the merger. In this regard, we suggest a table format.

Management Continuity Agreements, page 43

17. Please revise to clarify if the executives discussed here will continue employment in the same positions following the merger under the Management Continuity Agreements or advise.

Government and Regulatory Matters, page 47

18. Please refer to the fourth paragraph of this section. We note your disclosure that other regulatory filings or submissions may be required. Please revise to clarify which other regulatory filings are required and disclose the status of those submissions or advise. In this regard, we note your disclosure under "Conditions to the Merger," at page 67 that regulatory approvals, other than under the HSR Act, are a condition to the merger.

Material United States Federal Income Tax Consequences, page 47

19. Please revise throughout this section to state that holders of Goodrich common stock are encouraged to consult their own tax advisors, rather than stating that they "should" consult their own tax advisors.

Certain Litigation Related to the Merger, page 50

20. Please provide us with copies of the complaints for the shareholder litigation actions discussed in this section.

The Merger Agreement, page 51

21. Please revise this section to address how UTC will finance the merger to include the sources, or anticipated sources, of financing.

Goodrich Common Stock Ownership, page 72

Security Ownership of Certain Owners, page 73

22. We note that the information in this section has been provided as of January 31, 2011. Please revise to provide the information in this section as of the most recent practicable date. Refer to Item 6 of Schedule 14A and Item 403 of Regulation S-K.

Additional Information, page 74

23. Please revise the last paragraph in this section to undertake to provide, by written or oral request, all information that has been incorporated by reference, not just the Form 10-K. Refer to Note D. 2. of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor